

Illume Mobile by MacroSolve (MCVE)

Investor Overview

February, 2012

illume mobile



Safe Harbor Statement

SAFE HARBOR STATEMENT

In addition to historical information, this presentation may contain statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation include the intent, belief or expectations of the Company and members of its management team with respect to the Company's future business operations and the assumptions upon which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Factors that could cause these differences include, but are not limited to, failure to complete anticipated sales under negotiations, lack of revenue growth, client discontinuances, failure to realize improvements in performance, efficiency and profitability, and adverse developments with respect to litigation or increased litigation costs, the operation or performance of the Company's business units or the market price of its common stock. Additional factors that would cause actual results to differ materially from those contemplated within this presentation can also be found in the Company's SEC Filings. The Company disclaims any responsibility to update any forward-looking statements.

illume™ mobile



Why I and Others are Joining

Market:	**Mobile Apps for Businesses**
Market Size:	**$17 Billion and Growing**
Competitors:	**Small & Fragmented**
Distribution:	**Unique & Powerful**
Management & Board:	**Deep Experience**
Company Culture:	**Start-Up Energy**
Patent Portfolio:	**Landmark, Strong, Proven**

illume mobile



Who We Are



illume
mobile





Who We Are – New Go-To-Market Brand

EXPERT
DELIVERY.
LIMITLESS
POSSIBILITIES.
illume
mobile
GUARDIAN
anyware

By MacroSolve, Inc. (Ticker "MCVE")



Our New Leadership & Board

Steve Signoff, CEO (August 1)

One Communications

Sprint

CEO MobileUSA & Vumber

Randy Ritter, COO (November 1)

One Communications

Sprint

Ernst & Whinney

Howard Janzen, Chairman

CEO One Communications

President Sprint Business Solutions

CEO Williams Communications

Jim McGill, Vice-Chairman

McGill Resources (Venture Capital)

McGill Environmental Systems, Inc.

Extensive Patent Background

John Clerico, Director

Chairman ChartMark Investments

CFO Praxair

CFO Union Carbide

CFO Conoco Phillips

David Lawson, Director

President/CEO Capital One Auto Finance

Summit Acceptance Corporation

Western National Bancorp

Dr. Dale Schoenfeld, Director

CIO Tulsa University

Computer Science and Mathematics Expert

David Humphrey, Director

President OKCapAdvisors

CEO TokenEx

Venture Capitalist

Koch Industries

6

illume mobile



How We Make Money

Business Branded Apps on App Stores

- Consumers get app for free, with ads, or for $
- Business pays illume mobile
  - App development & implementation fees, ongoing maintenance, analytics, content management fees, licensing fees

Internal Corporate Productivity Apps

- Business pays illume mobile
  - App development, ongoing licensing and upgrade fees and at times revenue share
- ROI for business through productivity increases

illume mobile



How We Go To Market

12 Months Ago

Direct Sales - Tulsa

illume™ mobile



How We Go To Market

Today

Direct Sales: Tulsa, Dallas, Houston, Atlanta

Industry Vertical and Horizontal Channel Partners

Strategic National Relationships

- **Donald Trump Jr. Presenting Illume Mobile To Business Network**
- **The Richards Group/Click Here Division; Largest Private Ad Agency in US**

illume mobile



Who Buys From Us

Restaurants	Restoration Companies	Real Estate Brokerages	Universities
Country Clubs	Companies with Sales Forces	Hospitals	Military Uniform Manuals
Companies with Field Employees	Entrepreneurs	Event Companies	Municipalities
Sports Teams	Office Equipment	B2B Distribution	Financial Services



Projected Financial Results

Revenues Up 264% - Projected 2011 Over Prior Year

Revenues Up 622% - Projected 4Q, 2011 over 4Q, 2010

Sales Driven by Mobile App Software Products & Licensing

Increasing Demand & Pipeline

Hiring Developers & Sales

illume™ mobile



The Present -- Fragmented Competitive Space
Partial Listing

99Apps	Global Web HQ	Mobile Bytes	Servicemax, Inc.
AppBreeder	goMobi	Mobile Roadie	Simplikate
AppDesigner	iBuildApp	Mobilezapp	Snapfinger/Kudzu
AppMakr	Jump Technologies	MOBINCUBE	Splick-it
AppSuite	Kony Solutions	Model Metrics	Survey Pocket
Bizness Apps	Lounge Lizard	Mutual Mobile	SwebApps
Bottle Rocket	Magmito	MyAppBuilder	Tēburu
Brainshark	Mobbase	NEXTEP iOrderFast	UNITY Mobile
Canvas	MobiCart	ONOSYS	Vertical Nerve
ChowNow	MobiDines	orderTalk	WebDev Design
Copper Mobile	MobiFlex	Pyxis Mobile	WidgetPress
Creativity Corp	Mobile App Loader	Red Foundry	WorldLink Apps

mobile



The Future: We Lead an Industry Roll-Up In A Multi-Billion Dollar Market

Industry too fragmented for customers.

- Creating inefficiency, confusion, lack of standards

Scale will help profitability

Acquire for combination of accretive topline, relationships, product and/or skills

illume™ mobile



Why Customers Choose Illume Mobile





People

Robust Mobile Development & Web / Server Platform Expertise

In-House Design and Creative Team

**Made in America
with Mid-America Based Resources**

Supplemented by Mid-America Staff Augmentation Plan for Scale

illume™ mobile



Platform & Process

Flexible, Scalable Service Oriented Architecture

Cloud-Based Solutions

Robust, Reliable, Secure, & Efficient

Customer Focused Agile Development and Deployment Process

illume mobile



Portfolio & Patent

Brand Awareness & Retail Applications

Corporate Productivity Applications

Custom Solutions

Patent Protects Our Customers As Well As Demonstrates Our Industry Leading Expertise

illume mobile



Patent Update



Enforcement Actions Filed
Partial List

ATT	CitiGroup	Dell	Priceline.com	Wal-Mart
Yelp	Hyatt	Hotels.com	Avis	Travelocity
Facebook	American Airlines	Living Social	Marriott	Salesforce.com
NewEgg	Groupon	Hipmunk	United Airlines	Hertz

illume mobile







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EXPERT DELIVERY.
LIMITLESS POSSIBILITIES.
illume mobile
GUARDIAN
TEXAS GOLF ASSOCIATION
anyware

By MacroSolve, Inc. (Ticker "MCVE")

> *Whether increasing your sales team's productivity, driving revenues by staying in touch with your customers, or increasing business process efficiencies, Illume Mobile is uniquely qualified to make it happen. - Donald Trump Jr.*

Enlighten Your Business

IPad and Android tablets are changing the way sales professionals interact with their customers. No longer are they confined to glossy sales sheets and brochures. New mobile tablets make it possible to carry dynamic sales and marketing material with you to customer

Enlighten Your Customer

TEXAS
ASSOCIATION

Our attachment with smartphones provides an opportunity for marketers and brand managers to reach out and engage with customers through a medium we are rarely without. Our easy to use Insight branded mobile app platform delivers valuable and engaging

Enlighten Your Idea

Oftentimes entrepreneurs, organizations and businesses who share the common goal of increasing efficiency, saving time and money, and effectively reaching a specific audience need a mobile app tailored to their unique processes. Our Custom Apps are delivered through a